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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of January 2007

                       FUTUREMEDIA PUBLIC LIMITED COMPANY
                 -----------------------------------------------
                 (Translation of registrant's name into English)

               Nile House, Nile Street, Brighton BN1 1HW, England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]    Form 40-F [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes [ ]          No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This Form 6-K is hereby filed and incorporated by reference in Futuremedia PLC's Registration Statements on Form F-3 (File No. 333-131314), Form F-3 (File No. 333-128173), Form S-8 (333-128875), Form S-8 (333-128873) and Form S-8
(33-11828).

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        FUTUREMEDIA ANNOUNCES CHANGE TO AMERICAN DEPOSITARY SHARES RATIO

                - TO REPORT FIRST HALF RESULTS IN FEBRUARY 2007 -

    BRIGHTON, England, Jan. 3 /PRNewswire-FirstCall/ -- Futuremedia plc (NasdaqCM: FMDAY), a leading learning and communications company, today announced the ratio of its American Depositary Shares ("ADS") to ordinary shares has been changed to 1:50 from 1:1, effective today. The Bank of New York, Futuremedia's depositary, will contact registered ADS holders with regards to this change. The record date is December 29, 2006.

    Shareholders will receive 1 ADS for each 50 ADSs held. The Bank of New York will sell a portion of the new ADSs to establish a cash in lieu rate for fractional ADSs, and ADS holders whose holdings are not exactly divisible by 50 will receive cash in lieu of fractional amounts, at the rate established by The Bank of New York. Total number of ADSs outstanding after the ratio change will be 4,690,176. As a result of this ratio amendment, the ADS price automatically increases proportionally. However, there is no assurance that the post-amendment ADS price will be at least equal to or greater than the pre-amendment ADS price multiplied by the ratio change.

    This ADS ratio change is expected to bring Futuremedia in compliance with Marketplace Rule 4320(e)(2)(E)(i) (the "Rule") which requires a minimum bid price of $1 per ADS. In accordance with the Rule, Futuremedia was provided 180 calendar days, or until January 16, 2007, to regain compliance.

    As previously announced on July 20, 2006, to regain compliance with the Rule, the closing bid price of the Company's ADSs must remain at $1 per share or more for a minimum of 10 consecutive trading days. If this occurs, Nasdaq will provide written notification that Futuremedia has regained compliance with the Rule.

    If the Company does not regain compliance with the Bid Price Rule by January 16, 2007, Nasdaq will determine whether the Company meets The Nasdaq Capital Market initial listing criteria set forth in Marketplace Rule 4310(e), except for the bid price requirement. If it meets the initial listing criteria, Nasdaq will notify the Company that it has been granted an additional 180 calendar day compliance period. If the Company is not eligible for an additional compliance period, Nasdaq will provide the Company with written notification that its common stock will be delisted. At that time, the Company may appeal Nasdaq's determination to delist its common stock to the Listings Qualifications Panel.

    Futuremedia also announced today that it will be announcing its fiscal year 2007 first-half results during February 2007. For the current fiscal year ending June 30, 2007, the Company will provide bi-annual results rather than quarterly results. This reporting calendar is consistent with best practices among foreign registrants.

    About Futuremedia

    Futuremedia plc is a global media company providing online education, e-marketing and communications services to public and private sector organizations. Established in 1982 and listed on the Nasdaq in 1993, we help our clients to communicate their values, product and brand information to employees, customers and industry, and we believe that education, or learning, is a key component in the communication mix. Futuremedia divisions include Futuremedia Learning, Open Training, ebc, and Button Communications. For more information, visit www.futuremedia.co.uk.

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    "Safe Harbor" Statement under Section 21E of the Securities Exchange Act of
1934: This press release contains forward-looking statements related to future results and speaks only of Futuremedia's expectations as of the date hereof. Such statements include expectations regarding: the continued listing of the Company's ADSs on the Nasdaq-CM; the expected benefits from new sales, contracts or products; the expected benefits and success of operations in new markets; the expected benefits of expanding the sales operations of group companies into new geographical markets; the expected benefits of acquisitions and the integration of acquired businesses; the expected benefits of financing arrangements; and the Company's future financial condition and performance. Such statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from expectations. The risks and uncertainties include: risks associated with the Company's ability to remain listed on the Nasdaq-CM; risks associated with the Company's ability to develop and successfully market new services and products (including the risk that such products may not be accepted in the market), risks relating to operations in new markets (including the risk that such operations may not deliver anticipated revenue or profits); risks associated with acquisitions (including the risk that such acquisitions may not deliver the benefits expected by management and risks associated with integration of acquisitions generally); risks that financing arrangements could result in substantial dilution to shareholders because of subscription prices below the current market value of the Company's ADSs or other factors; risks relating to the Company's ability to operate profitably in the future; risks associated with rapid growth; the Company's ability to successfully develop its business in new geographic markets; the early stage of the e-learning market; rapid technological change and competition; and other factors detailed in the Company's filings with the US Securities and Exchange Commission. The Company expressly disclaims any obligation to release publicly any updates or revisions to any such statement to reflect any change in expectations or in information on which any such statement is based. All product names and trademarks mentioned herein are trademarks of Futuremedia or their respective owners.

SOURCE  Futuremedia plc
    -0-                             01/03/2007
    /CONTACT: US, Mike Smargiassi, or Corey Kinger, both of Brainerd Communicators, Inc., +1-212-986-6667, ir@futuremedia.co.uk, or UK, Gerry Buckland, +44 7919 564126, info_db@mac.com, both for Futuremedia plc/
    /Web site:  http://www.futuremedia.co.uk /
    (FMDAY)

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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               FUTUREMEDIA PLC,
                                               an English public limited company


                                               By: /s/ Leonard Fertig
                                                   -----------------------------
                                                   Leonard Fertig
                                                   Chief Executive Officer

Date: January 3, 2007

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